Exhibit 21.1

SUBSIDIARIES OF SILVERLEAF RESORTS, INC.

     Due to the provisions of Item 601(b)(21)(ii) of Regulation S-K, the Registrant has no subsidiaries which must be specifically described under Item 601(b)(21)(i), except for Silverleaf Finance I, Inc. and Silverleaf Finance II, Inc., both Delaware corporations, which are deemed “significant subsidiaries” pursuant to Rule 1-02(w) of Regulation S-X.